United States securities and exchange commission logo





                              December 18, 2023

       Michael Chi Wai Woo
       Chief Executive Officer
       Eline Entertainment Group, Inc.
       1113, Tower 2, Lippo Centre
       89 Queensway
       Admiralty, Hong Kong

                                                        Re: Eline Entertainment
Group, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed March 31,
2023
                                                            File No. 000-30451

       Dear Michael Chi Wai Woo:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Item 9A. Controls and Procedures, page 9

   1. Please amend your filing to include the conclusions of the registrant's principal executive and principal financial
officers, or persons performing similar functions, regarding the effectiveness of the
registrant's disclosure controls and procedures as of December 31,
                                                        2022. Refer to Item 307
of Regulation S-K.
       General

   2. We note that you filed a Form NT 10-Q on November 14, 2023. The extension period granted by the Form NT
10-Q has lapsed. Please tell us when you intend to file Form 10-
                                                        Q for the quarter ended
September 30, 2023.
 Michael Chi Wai Woo
Eline Entertainment Group, Inc.
December 18, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 with any questions.



FirstName LastNameMichael Chi Wai Woo                     Sincerely,
Comapany NameEline Entertainment Group, Inc.
                                                          Division of
Corporation Finance
December 18, 2023 Page 2                                  Office of Real Estate
& Construction
FirstName LastName